UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F   [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company’s Position

December 11, 2006

Dear shareholders,

In less than 15 months, the Gravity management team has addressed a number of significant and difficult challenges, many of which were inherited from the former controlling shareholder and management team. The current management team is executing on its clear strategy to create value for its shareholders, by extracting further value from existing content, building on brand strength to develop sequels to its existing games, developing and publishing new titles, and broadening distribution channels, as well as by improving corporate governance and internal control standards.

Management’s progress is contrary to the public misstatements and predatory initiatives undertaken by two short-term focused hedge funds Ramius Capital Group (“Ramius”) and Moon Capital Management (“Moon”), the management team has made significant progress in enhancing shareholder value for all shareholders. Moon and Ramius, however, are merely causing significant disruption for the Company and management and hampering the management’s ability to enhance shareholder value for all shareholders while not providing any concrete proposals or initiatives of their own. Given these hedge funds lack of any experience in Asia and in online gaming, it stands to reason that they have resorted to their time tested strategy of causing disruption in order to extract short term gains for themselves.

The Company has made every effort to meet and work with these short-term focused hedge funds, but it has become increasingly clear that their interests are not aligned with our shareholders’ long-term goals. These hedge funds are needlessly diverting corporate resources from opportunities in the online gaming arena and are merely attempting to disrupt the management team’s ability to advance its strategy in order to reap short-term gains for themselves.

Since EZER purchased the controlling stake in Gravity on August 30, 2005, Gravity has taken many steps to fix the residual issues from the former controlling shareholder and former management team. Further, Gravity has sought to improve performance and drive sustainable growth in the very competitive gaming environment.

Earlier this year, Gravity provided a business and financial update that articulated current management’s progress to date and detailed the Company’s strategy, tactics and operational priorities. The Company would like to reiterate the key points of this update and highlight the current management team’s accomplishments.

First, the Company has improved its disclosure, governance and accountability practices and continues to seek ways to improve these practices in order to meet best practice standards and create a strong and stable foundation for future growth and shareholder value. These initiatives have included the following:

  Appointment of qualified independent directors and members of management. The Company has appointed 3 independent directors, including Messrs. James Jinho Chang, Jungil Lee and Yongho Park. These newly appointed Board members demonstrate the requisite objectivity, independence, experience and background to provide the Company with valuable input and advice, particularly with respect to corporate governance and potential conflicts of interest. The Company has also appointed a Chief Compliance Officer, Mr. Kyu Hyeong Lee, who is responsible for ensuring compliance with all applicable rules and regulations of the Company, including the Korean Commercial Code, SEC rules and regulations, internal control systems, internal audit, risk management and the application of the Company’s code of ethics.

  Financial Restatements. Upon discovery of certain illegal activities by the former controlling shareholder and former management, Gravity’s current controlling shareholder and senior management immediately hired legal and financial advisors to investigate these activities. Upon the recommendation of its advisors, the Company restated its financial statements for the years 2002, 2003 and 2004. The financial restatements were not only required by law and GAAP, but were also necessary to ensure that shareholders receive full and credible financial statements for the Company and to set a foundation for the future so that the Company’s shareholders receive accurate and timely financial results. Given the value that the management place on ensuring that its shareholders receive accurate and complete financial information, the management expended significant time and resources to “get the job done right” and are very proud of having rectified past mistakes.

  Improved Disclosure. Working with a highly regarded international accounting firm, the Company has improved its disclosure controls and internal financial reporting processes to ensure that financial transactions are properly recorded in a timely manner and to eliminate the likelihood of fraud and other dishonest acts going forward. This process is ongoing and the Company expects to be able to meet all regulatory requirements with regard to its internal controls over its financial reporting. The Company remains dedicated to ensuring the highest standards of internal control and will continue to work with its advisors to improve these processes.

Simultaneous with these efforts, the current management team has also developed, and begun to execute, its strategy to deliver sustainable or profitable growth by positioning Gravity as the leading global developer and publisher of online games. The building blocks of this strategy are as follows:

  Extracting further value from existing content, especially Ragnarok Online™ (“RO”), one of the most successful online games in history;

  Building on brand strength to develop sequels and new titles;

  Broadening distribution channels into mobile, publishing, animation and character merchandizing; and

  Leveraging and expanding the strong global distribution network of direct operations, which currently reaches 21 markets worldwide, to increase incremental users via subsidiaries and business alliances with local partners.

The current management team, in accordance with the strengthened practices and corporate governance controls, has advanced this strategy during its tenure through a number of initiatives, including, but not limited to, the following:

  The decision to re-license “Ragnarok Online”™ with GungHo in Japan. The Management team believes that GungHo is one of the leading and most experienced publishers in the Japanese online gaming market. The Company believes that the success of RO can be directly attributed to GungHo’s strong marketing, technical and customer service support. GungHo has been publishing RO in Japan since 2002 and has made RO the most popular MMORPG (Massively Multi-player Online Role Playing Game) in its market, with over 75,000 peak concurrent users as of the end of November, 2006. The management team believes that a new service provider could not easily replicate this kind of success. GungHo’s ongoing support and in-depth knowledge of publishing RO, gained over four years of experience, is reflected in the growth in revenues from Ragnarok Online in the first half of 2006 in Japan, in spite of decreases in revenues from RO in most other jurisdictions. For these reasons, and the Company believes that the license to GungHo will deliver long-term value to all of Gravity’s shareholders.

  The decision to license “Ragnarok Online2”™ to Gungho. With regards to the licensing of Ragnarok Online2™ (“RO2”), the Company conducted an open and transparent bidding process, soliciting more than 10 requests for proposals for the license in Japan. Upon review of all of the proposals received, and taking into account various factors, including price, technical know-how and customer support, the Company chose GungHo as its licensee for RO2.

  Game development and publishing initiatives. The Company is conducting the final stages of development of RO2, as disclosed in the form 6-K on November 8, 2006, which it intends to start beta testing by the end of this year or early next year with a view to launch in selected markets sometime thereafter. As is common in the game industry, Gravity has experienced some delays of product launches in the past. This has occurred because the Company constantly strives to ensure the best quality of its products, in order to satisfy its customers’ rapidly changing needs and in order to remain competitive within the market, which we compete. The Company also believes that it has built a strong pipeline of in-house online games, including “Requiem”™, “Pucca Racing: Bike World Tour”™, and others and it continues to develop new games, both casual and MMORPG. Additionally, on November 25, 2006, the Company entered into an agreement with Infocomm Asia Holdings Pte Ltd. (IAH), an online game publisher based in Singapore, regarding the publishing right for ECO in Southeast Asia and Oceania. Under the agreement, IAH will be the sole distributor of ECO in Singapore, Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand. The online game industry is extremely competitive and therefore the Company will have to continue to adjust its strategy and develop games that gain market acceptance. That said, the Company believes that it has established the building blocks for success.

  Qualified staff. We have taken initiatives to retain the best talent in the industry by improving pay scales and bonus payments to ensure continuity of game development and deployment.

Messrs. Ryu and Baik have played a critical role in stabilizing Gravity following the legacy left from the former controlling shareholder and former management team. They strengthened Gravity’s corporate governance practices, developed and are executing a clear long-term strategy and have delivered a number of positive operational developments. While costs related to the development of new games will increase in the near-term, the Company believes that it is now poised to improve its financial performance and create sustainable or profitable growth over the long-term.

Certain minority shareholders brought actions against Messrs. Ryu and Baik in April, 2006, on charges of the improper behavior relating the following:

  Stock manipulation;

  Acquisition of Neo-Cyon;
  Purchase of ECO; and
  Investment in The Online Game Revolution Fund No. 1.

In November 2006, the Seoul District Prosecutor’s Office found in favor of the Company and concluded that such transactions were within purview of the Company’s strategic decision, in effect concluding, that Ramius and Moon’s claims were unsubstantiated under applicable laws.

The Company strongly believes that Ramius and Moon are interested in their own short-term benefit, with no regard for the long-term success of Gravity or the long-term interests of other shareholders in spite of their publicly stated intent. The Company believes that Ramius and Moon have been shortsighted, harassed other shareholders, including EZER, and used their “activist” and predatory tactics to try to coerce other parties to purchase their shares at a price above the market prices.

To date, neither Ramius nor Moon has put forth any alternative propositions for the improvement of the Company, concrete or otherwise. Instead, they have filed frivolous lawsuits in Korea and embarked on fishing expeditions searching through the Company’s books and records. The Company believes that these hedge funds do not fundamentally understand Asian markets, the industry, nor our business. They are purely focused on their short-term profit goals. More importantly, their actions are solely a distraction from management spending its time, and resources on implementing the Company’s long-term strategy.

In conclusion, the Company strongly recommends that its shareholders support the current management team in executing its long term strategic plan by voting against the hedge funds’ proposal to remove Messrs. Il Young Ryu and Seung Taik Baik as Directors of the Board at the Meeting on December 26, 2006.

     If you have any questions, require assistance in voting your shares, or need additional copies of proxy materials of Gravity Co., Ltd., please call MacKenzie Partners at the phone numbers listed below.

     105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com

USA: (212) 929-5500 (call collect) or TOLL-FREE (800) 322-2885
UK: 44-207-170-4155

About GRAVITY Co., Ltd.

Based in South Korea, Gravity is a developer and publisher of online games. Gravity's principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, ourability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6141
Email: thwang@gravity.co.kr

OR

Brunswick Group:
Ellen Gonda/Erin Becker at +1 212 333 3810 or Tim Payne at +852 (2166) 8363
Email: gravity@brunswickgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 12/11/2006
By: /s/ Tae Sung Hwang
Name: Tae Sung Hwang
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99. 1	Proxy Card
99. 2	Press Release